OSISKO ENTERS INTO $10 MILLION SECURED SENIOR LOAN AGREEMENT WITH FALCO RESOURCES

(Montréal, September 11, 2018) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (TSX & NYSE: OR) is pleased to announce that it has entered into an agreement to provide Falco Resources Ltd. (“Falco”) (TSXV: FPC) with a secured senior C$10 million loan to Falco.

Under the terms of the secured senior loan agreement (the “Loan Agreement”), Osisko has provided Falco with a C$10 million (the “Principal Amount”) loan. The loan has a maturity date of December 31, 2018 and interest shall be payable on the Principal Amount at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the Principal Amount.

The Principal Amount shall be repaid on the earliest of the closing date of the stream transaction among Osisko and Falco announced on June 18, 2018, or December 31, 2018.

The loan will be used for the advancement of Falco’s Horne 5 Project and for general corporate purposes.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.6% interest in Falco Resources Ltd. and a 32.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward–looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward–looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward–looking statements. Forward–looking statements are not guarantees of performance. These forward–looking statements, may involve, but are not limited to repayment of the loan to Falco, the use of proceeds of the loan and the closing of the stream transaction announced on June 18, 2018. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward– looking statements. Information contained in forward–looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward–looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward– looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward–looking statements, whether as a result of new information, future events or otherwise, other than as required by law.